Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: March 4, 2004

     On March 4, 2004, the following materials were presented by officers of Sanofi-Synthelabo, Inc., a wholly-owned subsidiary of Sanofi-Synthelabo, at a conference in Miami, Florida, organized by Lehman Brothers.

*  *  *  *

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

Building on Momentum: US Success and Positive R&D results

Important Information In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333- 112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthelabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthelabo or its duly designated agent. At the appropriate time, Sanofi-Synthelabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi- Synthelabo to holders of Aventis ordinary shares located in Germany (the "German Offer"). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

Important Information This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d'information), which has been granted visa number 04-0090 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9.

Important Information Forward-Looking Statements This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi- Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward- looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333-112314). Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Explanatory Notes Developed Sales. When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(r)/Iscover(r) (clopidogrel) and Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), with Fujisawa on Stilnox (r)/Myslee(r) (zolpidem), and with Organon on Arixtra(r) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Comparable Sales. When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. Net Income Before Exceptional Items and Goodwill Amortization. Net income before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income excluding the effect of exceptional items and goodwill amortization, net of income tax and minority interests. We have included this non-GAAP financial measure in addition to the corresponding GAAP financial measure net income (which includes the effect of exceptional items and non- cash charges for goodwill amortization) because we consider this non-GAAP financial measure better reflects the underlying business performance of our operations. In addition, we use this measure to assess our financial performance and to compare our financial performance across periods. Earnings Per Share (EPS) Before Exceptional Items and Goodwill Amortization. EPS before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income before exceptional items and goodwill amortization divided by the basic number of shares outstanding calculated using the weighted average number of shares outstanding during the applicable accounting period, adjusted on a time-weighted basis from the date of acquisition to reflect the number of Sanofi-Synthelabo shares held by the Group. 2006 Sales Objectives. 2006 sales objectives for individual products are given for an exchange rate 1 euro = 1.05 U.S. dollars.

Sanofi~Synthelabo USA Tim ROTHWELL President & CEO Sanofi~Synthelabo, Inc.

Significant U.S. Presence in Research, Production, Marketing and Sales Sales Force Regional Offices Distribution Site Headquarters Research & Development Providence, RI Philadelphia Atlanta St. Louis Dallas San Francisco Des Plaines, IL Great Valley, PA Manufacturing Training NEW YORK Sales R&D Other East 2675 863 624 4,162 US Employees(1) (1) End Dec. 2003: Internal Reports. Sales includes sales reps and field management.

Sanofi~Synthelabo USA - 14th largest with the best growth in the market (1) IMS Midas (10 channels) MAT Dec-2003 (U.S. consolidated sales ranking = 20) (1) IMS Midas (10 channels) MAT Dec-2003 Highest growth among TOP20(2) MAT Dec 03 Growth TAKEDA 3282280 0.13 SANOFI-SYNTHELABO IMS Developed 3981303 0.38 ROCHE 4873494 0.16 AVENTIS 5463918 0.12 LILLY 5895791 0.12 AMGEN 6038513 0.35 WYETH 6545270 0.06 ABBOTT 7429085 0.14 NOVARTIS 7722514 0.23 ASTRAZENECA 8108696 -0.06 BRISTOL-MYERS SQ. 8209885 0.05 MERCK & CO 11038094 0.09 JOHNSON & JOHNSON 13505892 0.13 GLAXOSMITHKLINE 14829370 0.05 PFIZER 23428828 0.09 Amongst the TOP 15(1) SANOFI-SYNTHELABO IMS Consolidated SANOFI-SYNTHELABO IMS Developed AMGEN NOVARTIS EISAI ROCHE BI ABBOTT J&J TAKEDA AVENTIS LILLY SCHERING AG TOTAL USA MARKET PFIZER MERCK & CO WYETH GSK BMS BAYER ASTRAZENECA SCHERING PLOUGH Est 0.4 0.38 0.35 0.23 0.22 0.16 0.16 0.14 0.13 0.13 0.12 0.12 0.11 0.11 0.09 0.09 0.06 0.05 0.05 0 -0.06 -0.36

Existing and new products contribute to strong performance (1) 2003 Internal Data on a comparable basis (2) IMS NSP (10 channels) MAT Dec-2003 Strong performance of US activity Consolidated Sales(1) +32.9% Developed Sales(1) +35.4% 33% 22% PLAVIX AMBIEN APROVEL Internal Developed Sales 0.38 0.11 0.3 IMS demand 0.39 0.23 0.25 Top products growth, 2003(1,2) Leader one year after launch

The leader one year after launch in the U.S. (1) IMS National Sales Perspectives (2) Intrinsiq Research - New Patient Share Rolling - 3 months - all current chemotherapies (EUR m, common zero from launch. Cumulative US sales of oncology products) Most successful U.S. oncology launch(1) 2nd line Leadership position in the USA(2) 1st line 54% 25% 20% 40% Jan.03 Dec.03 33% 22% 33% 47% Jan.03 Dec.03 irinotecan oxaliplatin

Europe USA Autres pays CA 21438 4162 7486 Sanofi-Synthelabo USA- A Growing Contributor 2003 Sanofi-Synthelabo Internal Reports 4,460 Eur m (excluding non allocated expenditure: 1,385 Eur m) US Share of Operating Profit (1,2) US Internal Developed Sales, Eur Bn.(1) 2003 Share of Developed Sales(1) *24% of Consolidated Sales 1999 2000 2001 2002 2003 East 1.4 2.2 3.1 3.5 4 Global Workforce: 33,086(1) Europe U.S.A Autres pays CA 1874 2025 561 USA 2,025 Eur m. +13.7% Other Countries 561 Eur m. +7.5% Europe 1,874 Eur m. +14.8% Europe USA * Autres pays CA 0.46 0.38 0.16 USA* Europe 21,438 Other Countries Europe USA : 4,162 Other Countries: 7,486

2000 2001 2002 2003 Janu-04 PCP 807 1410 1410 1410 1880 Specialty 247 493 547 609 588 Oncology 10 15 90 90 90 Sanofi-Synthelabo's Sales Force has quadrupled since 2000 and now ranks 15th in the U.S. (2) Verispan Sales Force Structures and Strategies Fall 2003 *Designated companies include historical rep counts from all pre-merger components Sales Representative Counts(2) US PSR(1) (1) Internal Data. Excluding Management, MTL's, MCO's; Total field force Dec. 2003 = 2 675

U.S. Priorities - 2004 Marketed brands: Successfully launch Uroxatral(r) Plavix(r) - Match data, focus on increasing penetration and DOT. Ambien(r) - Prepare Life Cycle Management plan. Fully capitalize on Eloxatin(r) potential Succeed with local brands (Eligard(r), Hyalgan(r)) Future products - strengthen the processes required to successfully launch future products Prepare for AcompliaTM

Research & Development Marc CLUZEL Vice President - Development, Scientific Affairs

A balanced R&D portfolio Basis of sustained growth 56 compounds under development 25 compounds in phases II and III 31 compounds in preclinical and phase I

R&D Portfolio

Seven major clinical trial results

- 5 positive phase III results
  - EURIDIS - dronedarone
  - ADONIS - dronedarone
  - ZOLADULT - AMBIEN® CR (zolpidem MR)
  - STRATUS US - ACOMPLIA™ (rimonabant)
  - RIO-Lipids - ACOMPLIA™ (rimonabant)
- 2 positive phase IIb results
  - Saredutant (SR 48968) in Major Depressive Disorders
  - SR 121463 - V2 Receptor Antagonist in SIADH

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Dronedarone: EURIDIS and ADONIS Pivotal phase III studies in Atrial Fibrillation EURopean trial In atrial fibrillation or flutter patients receiving Dronedarone for the maIntenance of Sinus rhythm (placebo, n=201; dronedarone, n=411) American-Australian-African trial with DronedarONe In atrial fibrillation or flutter patients for the maintenance of Sinus rhythm (placebo, n=208; dronedarone, n=417) Main Objectives: assess the efficacy of dronedarone (400mg, bid) vs placebo: for the maintenance of normal sinus rhythm after electrical, pharmacological or spontaneous conversion of atrial fibrillation/flutter (AF/AFL) on AF/AFL-related symptoms 1 year treatment

Dronedarone : EURIDIS results Reduction in AF recurrence vs placebo Placebo Dronedarone 400 mg, bid Cumulative Incidence 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Time (days) Log-rank test results: p = 0.0138 Log-rank test results: p = 0.0055 Cumulative incidence curves with randomised and treated patient populations: Adjudicated first AF/AFL recurrence Symptomatic first AF/AFL recurrence 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Time (days) Cumulative Incidence

Log-rank test results: p=0.021 Log-rank test results: p=0.0017 Dronedarone : ADONIS results Reduction in AF recurrence vs placebo Cumulative incidence curves with randomised and treated patient populations: Adjudicated first AF/AFL recurrence Symptomatic first AF/AFL recurrence Placebo Dronedarone 400 mg, bid 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Cumulative Incidence Cumulative Incidence 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Time (days) Time (days)

Dronedarone: pooled EURIDIS and ADONIS results Safety profile Global incidence of adverse events similar to placebo No evidence of proarrhythmia no Torsade de Pointes reported during 12-month follow-up

Dronedarone: EURIDIS and ADONIS Conclusions Dronedarone is highly effective in both pivotal Phase III studies for atrial fibrillation Dronedarone is effective on all recurrences of atrial fibrillation including symptomatic ones Overall incidence of adverse events with dronedarone is similar to that observed with placebo Efficacy and safety data are consistent across the two Phase III studies

AMBIEN(r) CR Sleep maintenance in Primary Insomnia Filing Q2 2004 A three-week placebo-controlled polysomnographic study assessed AMBIEN(r) CR for the treatment of patients with Primary Insomnia (DSM IV criteria) and sleep maintenance difficulties (ZOLADULT): 12.5mg nightly n=110 patients in the placebo group, n=102 patients in the AMBIEN(r) CR group

AMBIEN(r) CR ZOLADULT results Objective (PSG) measurements Sleep maintenance: Wake time After Sleep Onset - 0-6hr (WASO) Sleep Duration: Sleep Efficiency (SE) Sleep Induction: Latency to Persistent Sleep (LPS) Subjective measurements: results consistent with PSG Good safety profile Statistically significant improvement at all protocol assessments

AMBIEN(r) CR ZOLADULT results Main polysomnography parameters at N1/N2 Mean change from baseline WASO (min) placebo -10.24 zolpidem CR (12.5mg) -33.49 - 10'24'' - 33'49'' LPS (in) placebo -13.3 zolpidem CR (12.5mg) -23.48 - 13'30'' - 23'48'' SE (%) placebo 5.5 zolpidem CR (12.5mg) 13 + 5.5 + 13.0 WASO (min) SE (%) LPS (min) p < 0.0001 p < 0.0001 p < 0.0001 Placebo zolpidem MR (12.5 mg)

ACOMPLIA(tm) (rimonabant) Phase III program Seven studies including > 13,000 patients RIO Program in Obesity (>6,600 patients enrolled) All four Phase III studies have completed recruitment RIO-North America - 2-year treatment RIO-Europe - 2-year treatment RIO-Lipids - 1 year treatment RIO-Diabetes - 1 year treatment STRATUS Program in Smoking Cessation (>6,500 patients enrolled) All three Phase III studies are on time STRATUS US - 10-week treatment STRATUS Europe - 10-week treatment STRATUS worldwide - 1 year treatment

ACOMPLIA(tm) (rimonabant) - smoking cessation STRATUS US design Screening period D-14 to D-1 D1 - Wk 2 Time to steady state Pre-Quit period Post-Quit period Wk 3 - 6 4-wk "grace" period Wk 7 - 10 4-wk efficacy period Primary efficacy criterion from week 7 to 10 : Abstinence on clinical and biological (CO and cotinine) criteria No treatment Placebo (n = 261) Acomplia(tm) 20 mg/day (n = 261) Acomplia(tm) 5 mg/day (n = 262)

ACOMPLIA™ (rimonabant)

STRATUS US results (1/2)

- Prolonged abstinence rates during last 4 weeks of treatment (% responders)


Completers
* p = 0.002
20.6 %
20.2 %
36.2 %*
40
35
30
25
20
15
10
5
0
Placebo
n = 189
Acomplia™
5 mg
n = 183
Acomplia™
20 mg
n = 188


ITT population
* p = 0.004
16.1 %
15.6 %
27.6 %*
30
25
20
15
10
5
0
Placebo
Acomplia™
5 mg
Acomplia™
20 mg

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ACOMPLIA™ (rimonabant)

STRATUS US results (2/2)

- Weight - mean body weight change from baseline ± SEM (kg)

Non-obese subjects with prolonged abstinence



Kg
4
3
2
1
0
+ 3.0
+ 2.4
+ 0.7**
** p < 0.001
Placebo
n = 26
Acomplia™
5 mg
n = 31
Acomplia™
20 mg
n = 52

ITT population LOCF(1)



Kg
2
1
0
-1
+ 1.1
+ 0.6*
- 0.3**
* p < 0.05
** p = 0.001
Placebo
Acomplia™
5 mg
Acomplia™
20 mg

(1) LOCF: Last Observation Carried Forward

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ACOMPLIA(tm) (rimonabant) Safety profile STRATUS US safety data (1/3) Overall summary of subjects with treatment emergent adverse events

ACOMPLIA(tm) (rimonabant) STRATUS US safety data (2/3) HAD(1) - Descriptive statistics at baseline and last on treatment value (1) HAD: Hospital Anxiety and Depression scale

ACOMPLIA(tm) (rimonabant) Cardiovascular safety profile STRATUS US safety data (3/3) No safety issue has been detected through laboratory, vital signs or ECG data

ACOMPLIA™ (rimonabant) in Obesity
RIO-Lipids design

Multicentre, randomised, double-blind, placebo-controlled, parallel-group study (5mg, 20mg once daily)



Placebo run-in
Single-blind
Treatment period : 1 year
Double-blind
Mild Hypocaloric diet : - 600 kcal/day
Placebo n=334
Acomplia™ 5mg/day n=340
Acomplia™ 20mg/day n=344
Placebo
D - 28
D 1
D 364
Inclusion (Randomisation 1/1/1)

Patients with untreated dyslipidemia and BMI between 27 and 40kg/m^2
At inclusion:
- Mean BMI= 34kg/m^2
- Mean BW = 96kg

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5 mg vs placebo: p < 0.001 20 mg vs placebo: p < 1 x 10-30 5 mg vs placebo: p = 0.029 20 mg vs placebo: p < 1 x 10-30 Waist circumference change (cm) Weight change (kg) Weeks Weeks Waist (cm) Weight (kg) Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg (1) LOCF: Last Observation Carried Forward ACOMPLIA(tm) (rimonabant) RIO-Lipids results (1/6) Weight and Waist circumference changes (mean change +- SEM) by visit and LOCF(1) - ITT population

ACOMPLIA(tm) (rimonabant) RIO-Lipids results (2/6) Weight loss > 5 % from baseline Responders at Dend - ITT LOCF placebo 19.5 rimonabant 5 mg 30 rimonabant 20 mg 58.4 19.5% 30.0%* 58.4%** Patients on treatment at 1 year ITT population weight loss >= 5% from baseline placebo 27.6 rimonabant 5 mg 41.8 rimonabant 20 mg 72.9 27.6% 41.8%* 72.9%** * p < 0.01 ** p < 0.001 * p < 0.01 ** p < 0.001 Placebo Acomplia(tm) 5 mg Acomplia(tm) 20 mg Placebo Acomplia(tm) 5 mg Acomplia(tm) 20 mg

ACOMPLIA™ (rimonabant)

RIO-Lipids results (3/6)

- Weight loss > 10 % from baseline

Patients on treatment at 1 year



50
40
30
20
10
0
* p < 0.001
10.3 %
16.3 %
44.3 %*
Placebo
Acomplia™ 5 mg
Acomplia™ 20 mg

ITT population



50
40
30
20
10
0
* p < 0.001
7.2 %
10.6 %
32.6 %*
Placebo
Acomplia™ 5 mg
Acomplia™ 20 mg

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ACOMPLIA(tm) (rimonabant) RIO-Lipids results (4/6) HDL-cholesterol and triglycerides percentage change by visit - LOCF(1) - ITT population 5 mg vs placebo: p = 0.025 20 mg vs placebo: p < 3 x 10-8 5 mg vs placebo: ns 20 mg vs placebo: p < 9 x 10-5 HDL-cholesterol Triglycerides Triclycerides% change HDL-cholesterol % change Weeks Weeks Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg (1) LOCF: Last Observation Carried Forward

ACOMPLIA(tm) (rimonabant) RIO-Lipids results (5/6) OGTT(1) at 120 minutes - Mean change (+- SEM) from baseline at one year - ITT population Insulin (µIU/mL) * P < 0.001 vs placebo Glucose (mmol/L) (1) Oral Glucose Tolerance Test * Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg -1 -0,8 -0,6 -0,4 -0,2 0 Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg * -30 -25 -20 -15 -10 -5 0 5 10

ACOMPLIA(tm) (rimonabant) RIO-Lipids results (6/6) Percentage of subjects with metabolic syndrome(1) at one year ITT population * p < 0.0001 vs placebo Placebo rimonabant 5 mg rimonabant 20 mg LOCF 41 40 25.8 Baseline 51.9 55.9 52.9 Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg Baseline One year treatment 51.9 55.9 52.9 25.8* 40.0 41.0 (1) ATPIII definition = at least 3 among these criteria : - Abdominal obesity: waist circumference Men > 102 cm, Women > 88 cm - Hypertension: ? 130 / ? 85 mmHg - Hypertriglyceridemia: ? 150 mg/dl - Low HDL cholesterol: Men <40 mg/dl, Women <50 mg/dl - Abnormal fasting glucose: ? 110 mg/dl

ACOMPLIA(tm) (rimonabant) Safety profile RIO-Lipids safety data (1/3) Overall summary of subjects with treatment emergent adverse events

ACOMPLIA(tm) (rimonabant) RIO-Lipids safety data (2/3) HAD(1) - Descriptive statistics at baseline and last on treatment value (1) HAD: Hospital Anxiety and Depression scale

ACOMPLIA(tm) (rimonabant) Cardiovascular safety profile RIO-Lipids safety data (3/3) No safety issue has been detected through laboratory, vital signs or ECG data

ACOMPLIA(tm) (rimonabant) These results demonstrate the central and peripheral role of the CB1 receptor in the regulation of human metabolism ACOMPLIA(tm), the first CB1 receptor antagonist (CB1A), due to its effects on obesity, glyco-lipidic profile and smoking cessation is likely to become a cornerstone in the management of patients with cardiovascular risk factors